[redacted]

SEC 15045931 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MV Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 McKinney, Suite 1200
(No. and Street)

Houston (City) TX (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy J. Vos (713) 227-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1900 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Vos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MV Securities Group, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE L SWANSON
My Commission Expires
August 27, 2017

NOTARY PUBLIC
STATE OF TEXAS

Signature

Timothy J. Vos, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MV SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
MV Securities Group, Inc.

We have audited the accompanying financial statements of MV Securities Group, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MV Securities Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The 2014 Computation of Net Capital Under Rule 15c3-1 of Securities Exchange Commission (SEC) and the 2014 Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of MV Securities Group, Inc.'s financial statements. The supplemental information is the responsibility of MV Securities Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 24, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

M V Securities Group, Inc.

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	529,850
Cash on deposit with clearing organization		50,000
Receivable from clearing organization		33,139
Receivable from revenue 12b-1 fees		39,398
Prepaid expense		9,319
	$	661,706

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	7,251
		7,251
Stockholder's equity:		
Common stock, $1 par value:		
Class A - authorized 1,000,000 shares; issued and outstanding 5,000 shares		5,000
Class B - authorized 5,000 shares issued and outstanding 714 shares		714
Additional paid-in capital		133,486
Retained earnings		515,255
Total stockholder's equity		654,455
	$	661,706

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statement of Income

For the Year ended December 31, 2014

Revenue:		
Commissions	$	724,971
Interest		571
		725,542
Expenses:		
Clearing charges		119,384
Regulatory fees and assessments		19,580
Professional fees		45,680
Management fee expense		247,000
Other operating expenses		4,424
		436,068
Net income	$	289,474

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statement of Changes in Stockholder's Equity

For the Year ended December 31, 2014

	Common stock				
	Class A	Class B	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2013	$ 5,000	$ 714	$ 133,486	$ 617,781	$ 756,981
Stockholder distributions				(392,000)	(392,000)
Net income	-	-	-	289,474	289,474
Balance at December 31, 2014	$ 5,000	$ 714	$ 133,486	$ 515,255	$ 654,455

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statement of Cash Flows

For the Year ended December 31, 2014

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income	$	289,474
Adjustments to reconcile net income to net cash provided from (used in) operating activities:		
Changes in assets and liabilities:		
Increase in receivables		(44,611)
Decrease in prepaid expenses and other assets		1,668
Decrease in accounts payable and accrued expenses		(2,872)
Net cash provided from operating activities		243,659
CASH FLOW FROM FINANCING ACTIVITIES		
Stockholder Distributions		(392,000)
Net cash used in financing activities		(148,341)
Cash at beginning of year		678,191
Cash at end of year	$	529,850

The accompanying notes are an integral part of these financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - MV Securities Group, Inc. (The Company) was incorporated in Texas on June 3, 1996, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc.

The Company has locations in Houston Texas and Birmingham Alabama. The Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under Section (k)(2)(ii).

On August 1, 2012, the Company's stockholders contributed their stock in MV Securities Group, Inc., to The Monroe Vos Consulting Group, Inc., which was under common control and ownership. The Company's stockholders received stock in The Monroe Vos Consulting Group, Inc., in exchange for their shares of MV Securities Group, Inc. Accordingly, the Company became a wholly owned subsidiary of The Monroe Vos Consulting Group, Inc. on August 1, 2012.

The Company operates in conjunction with The Monroe Vos Consulting Group, Inc., an affiliated entity under common control. The Company receives brokerage commissions and other fees from transactions in certain investment accounts maintained by clients of The Monroe Vos Consulting Group, Inc., on a fully disclosed basis.

Statement Presentation – The unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue and Expenses - Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of December 31 are not material to the Company's financial statements.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - Management has evaluated whether events or transactions which have occurred after December 31, 2014, require recognition or disclosure in the financial statements. The evaluation was conducted through February 24, 2015, which is the date the financial statements were available for issuance.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Cash and Cash Equivalents - For purposes of the statement of cash flows, cash includes cash on hand, bank checking and money market accounts, and short-term debt instruments with a maturity of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. At December 31, 2014 uninsured Cash amounted to approximately $282,000.

Income Taxes - The Company, with the consent of the shareholders, has elected under the Internal Revenue Code to be as S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Monroe Vos Consulting Group, Inc. elected to treat MV Securities Group, Inc. as a qualified Subchapter S subsidiary beginning August 1, 2012. Accordingly, the Company will be included in the S corporation return of The Monroe Vos Consulting Group, Inc. for periods ending after July 31, 2012. Therefore, no provision of liability for Federal income taxes has been included in these financials.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

The State of Texas franchise tax is incurred at the tax rate of 1% on gross revenue, less the larger of cost of goods sold, wages and related employee benefits, or a statutory 30% deduction to determine taxable income. The Company is also eligible to utilize a tax rate of .575% on gross revenue, without a deduction, as its gross revenue is not in excess of $10,000,000. The tax is accounted for as an expense during the period the revenue is recognized for financial statement purposes. The Company reports its income for Texas franchise tax purposes in a combined tax return with The Monroe Vos consulting Group, Inc. The Company paid state income taxes of $2,954 in 2014.

Receivable from Clearing Organization – The Company has an agreement with a clearing organization whereby the organization performs clearing functions for all securities transactions with customers and brokers and dealers. Related to these transactions the Company is required to maintain cash on deposit in a clearance account with the Clearing Organization in the amount of $50,000. According to the clearing agreement, the clearing organization is responsible for executing, clearing and settling securities transactions on a fully disclosed basis for the accounts of the Company.

NOTE B MANAGMENT AGREEMENT

The Monroe Vos Consulting Group, Inc., (Management Company) an affiliated company under common control, provides the Company management services, office facilities and pays various overhead expenses on behalf of MV Securities Group, Inc. Fees for management services included a fixed monthly management fee of $21,500 for January and $20,500 for February through December 2014 for incremental overhead expenses. The fixed management fee will be computed no less than annually and applied on a consistent basis. In addition to the fixed monthly management, the Management Company may invoice MV Securities Group, Inc. for specific other expenses as determined by Management Company. MV Securities Group, Inc. had prepaid $9,319 to the Management Company at December 31, 2014.

NOTE C NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2014, the Company had net capital of $605,738 which exceeded its required net capital of $5,000 by $600,738. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. Furthermore, the Company's agreement with its clearing broker requires net capital of not less than $150,000 and to maintain restricted cash in the amount of $50,000. The Company's ratio of aggregate indebtedness to net capital was .012 to 1. There were no liabilities subordinated to the claims of general creditors during 2014.

NOTE D CONCENTRATIONS AND CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE E CONTINGENT LIABILITIES

In the normal course of business, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. The Company is unable to predict the outcome of these matters. However, the Company believes the outcome of any resulting actions will not be material to its Statement of Financial Condition.

Schedule I

MV SECURITIES GROUP, INC.

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2014

Net capital:		
Total stockholder's equity	$	654,455
Less nonallowable assets - Receivable fund revenue 12b-1 Fees		39,398
Less nonallowable assets - prepaid expenses		9,319
Net capital	$	605,738
Aggregate indebtedness - Items included in statement of financial condition - total liabilities	$	7,251
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	483
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amount)	$	5,000
Net capital in excess of required minimum	$	600,738
Excess net capital (net capital less 10% of total aggregate indebtedness)	$	605,013
Ratio of aggregate indebtedness to net capital		.012 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2014, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5.

See report of independent registered public accounting firm.

MV SECURITIES GROUP, INC.

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2014

Exemption Provision

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

See report of independent registered public accounting firm.

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
MV Securities Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MV Securities Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MV Securities Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the exemption provisions), and (2) MV Securities Group, Inc. stated that MV Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MV Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MV Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
February 24, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

MV SECURITIES GROUP, INC.

1001 McKinney, Suite 1200
Houston, TX 77002
(713) 227-0100
FAX: (713) 227-0222

MV Securities Group, Inc. Assertions

MV Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

MV Securities Group, Inc.

I, Timothy J. Vos, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Timothy J. Vos, President

February 24, 2015

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Management of
MV Securities Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by MV Securities Group, Inc. , and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating MV Securities Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. MV Securities Group, Inc.'s management is responsible for MV Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger detail and bank statements, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year end December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which comprised the general ledger detail, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including general ledger detail and quarterly FOCUS reports supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no applicable overpayments for the year ended December 31, 2014.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas
February 24, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com